Filed by PrivateBancorp, Inc.
(Commission File No. 000-25887)
pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Piedmont Bancshares, Inc.

On August 3, 2006, Piedmont Bancshares, Inc. issued the following press release:

[PIEDMONT BANCSHARES, INC. LETTERHEAD]

For further information contract
Brian Schmitt
CEO, Piedmont Bancshares
404-926-2400
FOR IMMEDIATE RELEASE

Piedmont Bancshares, Inc., Atlanta, Enters Into a Merger
Agreement with PrivateBancorp, Inc.

Atlanta, GA August 3, 2006 … Piedmont Bancshares, Inc. has signed a definitive agreement to be acquired by PrivateBancorp, Inc. (NASDAQ: PVTB), in a stock and cash transaction valued at $46.6 million or approximately $29.68 per Piedmont share. The transaction, which is subject to the approval of Piedmont’s shareholders, customary closing conditions and regulatory approval, is expected to close during the fourth quarter 2006.

Piedmont Bancshares, Inc. is the holding company for Piedmont Bank of Georgia, established in 2001, and had assets of $217.0 million and $14.7 million of equity as of June 30, 2006. Piedmont Bank headquarters is located at 3423 Piedmont Road in Atlanta, Georgia and recently opened a second office in Norcross, Georgia. Piedmont Bank was founded with the mission to be the best business bank in the markets it serves, providing banking services targeted to small and mid-sized businesses and their owners.

PrivateBancorp, Inc. is the holding company for The PrivateBank, which provides distinctive, highly personalized premium financial services primarily to privately held businesses, affluent individuals, wealthy families, professionals, entrepreneurs and real estate investors for their personal and professional interests. The Company uses a European tradition of “private banking” as a model to develop lifetime relationships with its clients. Through a team of highly qualified managing directors, The PrivateBank tailors products and services to meet each client’s needs in personal and commercial banking services and wealth management services. The Company, which had assets of

$3.7 billion as of June 30, 2006, has 14 offices located in the Chicago, Detroit, Milwaukee, and St. Louis metropolitan areas.

“We are thrilled to be joining forces with PrivateBancorp, which shares similar philosophies, objectives and processes, all focused on what’s best for the client. This transaction will provide us with the ability to better serve our small- and middle market business clients while providing capital and an increased lending limit to enable us to reach new clients. Furthermore, PrivateBancorp’s broader banking, trust and wealth management product and service offerings will allow us to better meet our clients’ evolving business and personal needs. We are looking forward to joining the PrivateBancorp team as executives and stockholders,” said Brian Schmitt, Chief Executive Officer, Piedmont Bancshares, Inc.

“The addition of Piedmont Bancshares represents an excellent opportunity to expand our unique brand of private banking to the Atlanta metropolitan area, which is one of the fastest growing banking markets in the United States. We were attracted to Piedmont’s solid management team, experienced lenders, niche positioning and strategic location in the affluent Buckhead community,” said Ralph B. Mandell, Chairman, President and CEO, PrivateBancorp, Inc. “Piedmont’s CEO, Brian Schmitt, and the entire Piedmont team share a passion for highly-personalized client service that is central to our PrivateBank franchise. We anticipate retaining management and staff and intend to operate the bank as part of our PrivateBank brand,” said Mandell.

The transaction, which has been approved by Piedmont Bancshares’ board of directors, is expected to close in the fourth quarter of 2006, subject to approval by Piedmont stockholders, customary closing conditions and bank regulatory approval. The stock transaction is being structured as a tax-free reorganization, and Piedmont stockholders will have the option to exchange their stock for either stock or cash, subject to prorations so that approximately 60% of the total consideration is paid in stock and 40% is paid in cash.

Hovde Financial LLC and Robert W. Baird are acting as financial advisor to PrivateBancorp, and Robert W. Baird has provided PrivateBancorp a fairness opinion in connection with the transaction. Vedder, Price, Kaufman & Kammholz, P.C. is serving as legal counsel to PrivateBancorp. Piedmont is being advised by FIG Partners, which has provided Piedmont a fairness opinion. Womble Carlyle Sandridge & Rice, PLLC is acting as Piedmont’s legal counsel in connection with the transaction.

Forward-Looking Statements: Statements contained in this news release that are not historical facts may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, unanticipated difficulties or delays in obtaining the requisite Piedmont shareholder or regulatory approval for the transaction, higher than expected costs related to the transaction, fluctuations in market rates of interest and loan and deposit pricing, deterioration in asset quality due to an economic downturn in the greater Chicago, Detroit, Milwaukee, St. Louis or Atlanta metropolitan areas, legislative or regulatory changes, adverse developments in the Company’s or Piedmont’s loan or investment portfolios, slower than anticipated growth of the Company’s or Piedmont’s business or unanticipated business declines, unforeseen difficulties in the continued integration of The PrivateBank - Michigan or higher than expected operational costs, unexpected difficulties in the continued integration of or in operating our mortgage banking business, competition and the possible dilutive effect of potential acquisitions, expansion or future capital raises. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update publicly any of these statements in light of future events unless required under the federal securities laws.

Additional Information About the Proposed Merger with Piedmont Bancshares, Inc.

PrivateBancorp will be filing a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a proxy statement of Piedmont that also constitutes a prospectus of PrivateBancorp, which will be sent to the shareholders of Piedmont seeking their approval of the merger and the other transactions contemplated thereby. Piedmont shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about PrivateBancorp, Piedmont and the proposed transaction. When available, this document and other relevant documents relating to the merger filed by PrivateBancorp can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing PrivateBancorp’s website at www.pvtb.com under the tab “Investor Relations”. Alternatively, these documents can be obtained free of charge from PrivateBancorp upon request to PrivateBancorp, Inc., Secretary, 70 West Madison, Suite 900, Chicago, Illinois 60602 or by calling (312) 683-7100, or to Piedmont Bancshares, Inc., Attention: President, 3423 Piedmont Road, Suite 225, Atlanta, Georgia 30305, or by calling (404) 926-2400.

PrivateBancorp, Piedmont and certain of their respective directors and executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies from shareholders of Piedmont in connection with the proposed merger. Information about these participants will be included in the proxy statement/prospectus regarding the proposed merger when it becomes available.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Editors Note: Additional information on both organizations can be found on the following websites: www.piedmontbankga.com
                                                           www.pvtb.com